Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Subject: Verizon to Acquire MCI

(Name),

Following up on the recent announcement, I wanted to touch base with you directly regarding Verizon’s intent to move forward with the acquisition of MCI and what it means to you as one of our strategic business partners. At a high level, this transaction adds tremendous strength to the networking and communications services both companies provide. It means that consumer and business customers will have a supplier with the financial strength to maintain and improve MCI’s Internet backbone network, which is the largest in the world based on company-owned points of presence.

For our Enterprise customers, the acquisition will enhance our ability to provide a complete range of services, both domestically and globally, including long distance; wireless and the most sophisticated IP based services. With the acquisition, we can provide superior fiber availability for optical and Ethernet solutions, a robust IP backbone to support leading-edge applications growth and solid experience in the area of managed services. With the acquisition, we can offer superior end-to-end solutions, offer a single point of accountability, and, we believe we can do this with an overall lower cost structure.

In closing, let me assure you that our commitment to you remains unchanged. We will continue to work to deliver complete, end-to-end solutions so that our customers can execute on their business goals, achieve efficiencies, reduce costs and generate value for their stakeholders.

I welcome the opportunity to talk with you regarding any questions, concerns, or feedback you may have.

Sincerely,

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.